UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 9, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Land's End, Inc.
File No. 001-09769 - CF#36177

Land's End, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed March 29, 2018 and an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to Forms 10 filed on December 6, 2013, as amended.

Based on representations by Lands' End, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.4	10-K	March 29, 2018	through January 31, 2019
10.5	10-K	March 29, 2018	through January 31, 2020
10.8	10-K	March 29, 2018	through January 31, 2019
10.11	10-K	March 29, 2018	through April 4, 2019
10.12	10-K	March 29, 2018	through April 4, 2019
10.13	10-K	March 29, 2018	through April 4, 2019
10.14	10-K	March 29, 2018	through April 4, 2019
10.15	10-K	March 29, 2018	through April 4, 2019
10.6	10	December 6, 2013	through April 4, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary